PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

August 2, 2012

VIA EDGAR SUBMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:     Prudential Investment Portfolios, Inc. 15
(formerly, Prudential High Yield Fund, Inc.)

Post-Effective Amendment No. 55 to the Registration Statement
under the Securities Act of 1933 (No. 2-63394) and
Amendment No. 54 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-02896)

Dear Sir or Madam:

On behalf of the Prudential Investment Portfolios, Inc. 15 (the “RIC”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Post-Effective Amendment No. 55 to the Registration Statement under the 1933 Act and Amendment No. 54 to the Registration Statement under the 1940 Act (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of creating a new, second series for the RIC. The new series is Prudential Short Duration High Yield Income Fund (the “Fund”). The Amendment is not intended to amend the RIC’s current prospectuses and combined statement of additional information dated October 31, 2011 for its existing series, Prudential High Yield Fund (the “High Yield Fund”), nor amend the current prospectus and statement of additional information dated October 31, 2011 (each, a “Current Prospectus” or “Current SAI,” respectively).

The RIC intends to file a subsequent post-effective amendment on or before October 16, 2012 pursuant to Rule 485(b) under the 1933 Act, to include certain other exhibits and information responsive to any comments from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Amendment filed herewith.

      The investment objective of the Fund will be to provide a high level of current income. The Fund will seek to achieve its investment objective by investing primarily in a diversified portfolio of high yield fixed income instruments.

To assist you with the review of the Amendment, we note that much of the non-investment related information set forth in certain sections of the Preliminary Prospectus and the Preliminary Statement of Additional Information of the Fund is substantially similar to the information set forth in certain comparable sections of the Current Prospectus and Current SAI of the RIC’s, which was most recently reviewed by the staff and went effective on October 27, 2011. Additionally, we note that the disclosure relating to the Fund’s strategy is substantially similar to the Prudential Short Duration High Yield Fund, Inc., which was declared effective by the staff on April 25, 2012 (the “Prior Registration Statement”).

The Fund’s prospectus and statement of additional information contained in the Amendment includes disclosure that is either substantially similar or identical to the disclosure contained in each of the Current Prospectus, Current SAI and the Prior Registration Statement, except with respect to disclosure that is not applicable since the Fund is newly organized.

The Amendment contains all applicable Staff comments to the Prior Registration Statement noted above. Since the Amendment is substantially similar to the Registration Statement declared effective by the Staff, we request that the Amendment receive “limited review” as deemed necessary by the Staff.

The Amendment will go automatically effective on is designated to go effective on October 16, 2012, and we would appreciate receiving the Staff’s comments, if any, on or about October 10, 2012.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-5032. Thank you for your assistance in this matter.

                                   Very truly yours,

                                   /s/ Claudia DiGiacomo
                                   Claudia DiGiacomo
                                   Assistant Secretary of the Fund

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